5/25

06006523

SECU... ...MISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65210

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Lutz, Investment Consultant

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Stanwix Street, Suite 1702
(No. and Street)

Pittsburgh (City) Pennsylvania (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Thomas P. Lutz (412) 889-1789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill, Power, Bell & Associates, LLP
(Name – *if individual, state last, first, middle name*)

623 State Street (Address) Meadville (City) Pennsylvania (State) 16335 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/6/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

COMMONWEALTH OF PENNSYLVANIA)
) SS:
COUNTY OF ALLEGHENY)

OATH OR AFFIRMATION

I, Thomas P. Lutz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

NOTARY PUBLIC-STATE OF FLORIDA
Donna A. Will
Commission # DD450969
Expires [illegible] 14, 2009
Bonded Thru [illegible] Co., Inc.

[signature]
Signature

Proprietor
Title

Donna A. Will
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

MPB McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

TABLE OF CONTENTS

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), as of December 31, 2005 and 2004 and the related statements of income, proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 9,313	$ 10,603
Accounts receivable	4,163	4,494
Interest receivable	2	2
Prepaid expenses	1,271	1,418
	$ 14,749	$ 16,517

LIABILITIES AND PROPRIETOR'S CAPITAL

	2005	2004
Accrued expenses	$ 3,850	$ 3,018
PROPRIETOR'S CAPITAL	10,899	13,499
	$ 14,749	$ 16,517

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Investment advisory fees	$ 18,331	$ 17,643
Interest income	37	25
	18,368	17,668
EXPENSES		
Professional services	9,193	13,578
Dues, fees and filing cost	1,775	1,290
Broker/Dealer expenses	-	380
	10,968	15,248
NET INCOME	$ 7,400	$ 2,420

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
STATEMENTS OF PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Equity Contribution	Accumulated Equity (Deficit)	Total
BALANCE, DECEMBER 31, 2003	$ 12,905	$ (1,826)	$ 11,079
2004 Activity:			
Equity contribution			-
Net income		2,420	2,420
Distributions to proprietor			-
BALANCE, DECEMBER 31, 2004	12,905	594	13,499
2005 Activity:			
Equity contribution			-
Net income		7,400	7,400
Distributions to proprietor		(10,000)	(10,000)
BALANCE, DECEMBER 31, 2005	$ 12,905	$ (2,006)	$ 10,899

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,400	$ 2,420
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable	331	1
(Increase) decrease in prepaid expenses	147	(525)
Increase (decrease) in accrued expenses	832	(982)
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,710	914
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Distribution to proprietor	(10,000)	-
NET INCREASE (DECREASE) IN CASH	(1,290)	914
CASH, BEGINNING	10,603	9,689
CASH, ENDING	$ 9,313	$ 10,603

See notes to financial statements.

THOMAS P. LUTZ, INVESTMENT CONSULTANT

(A PROPRIETORSHIP)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Thomas P. Lutz, Investment Consultant (A Proprietorship), (the "Proprietorship"), was formed on August 7, 2002 with the capital contribution by Thomas P. Lutz, of $12,905 in cash. The Proprietorship is registered as a broker/dealer with the National Association of Securities Dealers, Inc. ("NASD") and in all states where applicable in order to provide investment advisory services. The services are rendered by the sole proprietor, who provides investment advisory primarily to individual clients.

The Proprietorship has no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer. Accordingly, the Proprietorship does not carry customers' accounts and does not hold securities in connection with such transactions. All financial transactions between Thomas P. Lutz and his customers are through one or more bank accounts with the designation "Special Account for the Exclusive Benefit of Customers of Thomas P. Lutz".

These financial statements have been prepared solely from the accounts of Thomas P. Lutz, Investment Consultant, and do not include Mr. Lutz's personal accounts or those of any other operations in which he is engaged.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash

The proprietor periodically assesses the financial condition of the institutions where cash deposits are held and believes that any potential credit loss is minimal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

Revenues are recognized quarterly for the investment advisory services performed for the customers of the Proprietorship. Revenues are billed in arrears.

Expenses

The Proprietorship recognizes the expenses directly related to the investment advisory services as received and also expenses directly related to its registration and operations as a broker/dealer. The Proprietorship has no employees. Accordingly, additional expenses are allocated and charged to the Proprietorship by the sole proprietor for management and operational services performed.

Income taxes

The Proprietorship does not file its own federal or state income tax returns. Its income and expenses are included in the personal income tax returns of the sole proprietor.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

The Proprietorship, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that "aggregate indebtedness" of the Proprietorship, as defined, shall not exceed fifteen times "net capital" (or "net equity"), as defined. In addition, Rule 15c3-1 requires that "net capital" (or "net equity") of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2005 and 2004, the Proprietorship's net capital (or net equity) ratio (aggregate indebtedness to net capital (or net equity)) was 70% and 25%, respectively, and its capital (or net equity) was $5,463 and $12,079, respectively, compared with the required net capital (or net equity) of $5,000.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(i) which, among other things, states that the Proprietorship will not hold customer funds or safekeep customer securities.

SUPPLEMENTARY INFORMATION

623 State Street
Meadville, Pa. 16335
814.724.5890
Fax: 814.337.0929

MPB McGill, Power, Bell & Associates, LLP
Certified Public Accountants · Business & Financial Advisors

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Proprietor
Thomas P. Lutz, Investment Consultant
(A Proprietorship)
Pittsburgh, Pennsylvania

We have audited the accompanying statements of Thomas P. Lutz, Investment Consultant (A Proprietorship), as of and for the year ended December 31, 2005, and have issued our report thereon dated February 13, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have reissued our report dated February 13, 2006 to correct the presentation of the supplementary information to comply with regulatory requirements.

McGill, Power, Bell & Associates, LLP

McGill, Power, Bell & Associates, LLP

Meadville, Pennsylvania
February 13, 2006

THOMAS P. LUTZ, INVESTMENT CONSULTANT
(A PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL/EQUITY UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL		
Total member's equity	$	10,899
Accounts receivable adjustment allowable for net capital/equity		-
TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL		10,899
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		4,163
Prepaid expenses		1,271
Interest receivable		2
		5,436
NET CAPITAL/EQUITY BEFORE HAIRCUTS ON SECURITIES' POSITIONS		5,463
Haircuts on securities positions		-
NET CAPITAL/EQUITY	$	5,463
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$	-
Accrued expenses		3,850
TOTAL AGGREGATE INDEBTEDNESS	$	3,850
COMPUTATION OF BASIC NET CAPITAL/EQUITY REQUIREMENT		
MINIMUM NET CAPITAL/EQUITY REQUIRED	$	5,000
EXCESS NET CAPITAL/EQUITY	$	463
Ratio: Aggregate indebtedness to net capital/equity		70%